Filed Pursuant to Rule 253(g)(2)

File No.  024-10583

MOGULREIT I, LLC

SUPPLEMENT NO. 29 DATED JUNE  20, 2018

TO THE OFFERING CIRCULAR DATED JANUARY 12, 2017

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT I, LLC (“we”, “our”, “us” or the “Company”), dated January 12, 2017, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “SEC”) on January 13, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Announce the declaration of distributions; and
•	Update our asset acquisitions.

Declaration of Distributions

On June 19, 2018, our Manager authorized a cash distribution of $0.0653 per share of the Company’s common shares to shareholders of record as of June 30, 2018. The Manager expects that the distributions will be paid on or about July 16, 2018.

This distribution equates to approximately 8.00% on an annualized basis assuming a $9.80 per share net asset value, and approximately 7.84% on an annualized basis assuming a $10.00 per share purchase price and calculated for the period beginning June 1, 2018 and ending June 30, 2018. The annualized basis return is not a guarantee or projection of future returns, and the Manager may in the future declare lower distributions or no distributions at all for any given period.

While the Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare monthly distributions in the future similar to the distribution disclosed herein.

Asset Acquisitions

The following information supplements the section of the Offering Circular captioned “Plan of Operation—Acquisition of Wyckoff Avenue Apartments —Brooklyn, NY”:

Wyckoff Avenue Apartments – Brooklyn, NY

On June 13, 2018, the sponsor under the junior participation loan we acquired on June 20, 2017 relating to the refinancing and redevelopment of a mixed-use four-property portfolio located in the Bushwick neighborhood of Brooklyn, New York, paid off the loan balance in full in the amount of $1,355,488, which included $1,350,000 in outstanding principal balance plus $5,488 in accrued interest through June 13, 2018. As contemplated in the business plan, the sponsor used the loan and other sources of capital to fund the completion of an existing renovation plan and repay a construction loan nearing maturity secured by the portfolio. All interest payments were paid in full during the investment period, equating to an interest rate of 11.75% for the first six months, and 12.25% for the remaining six months.